UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CORUS GROUP plc

(Name of Issuer)

Ordinary Shares of 10p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides

17–19 Omonias Avenue, 1st Floor

CY-3052 Limassol

Cyprus

Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
593,826,632 ordinary shares held by Gallagher Holdings Limited are deemed to be beneficially owned by its sole shareholder and control person Alisher Usmanov.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.39%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22087M101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 593,826,632 ordinary shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 593,826,632 ordinary shares

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
593,826,632 ordinary shares are deemed to be beneficially owned by Alisher Usmanov as the sole shareholder and control person of Gallagher Holdings Limited.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.39%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited (Gallagher) and Alisher Usmanov on May 6, 2003, as amended by Amendment No. 1 thereto dated August 22, 2003, Amendment No. 2 thereto dated December 15, 2003, Amendment No. 3 thereto dated January 23, 2004, Amendment No. 4 thereto dated January 26, 2004, Amendment No. 5 thereto dated February 26, 2004, Amendment No. 6 thereto dated March 17, 2004 and Amendment No. 7 thereto dated March 25, 2004 (as amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the Schedule 13D).  Except as amended and supplemented herein, the Schedule 13D remains in full force and effect.  Capitalized terms used in this Amendment No. 8 and not otherwise defined have the meanings given to them in the Schedule 13D, as previously amended or supplemented.

Item 3.	Source and Amount of Funds or Other Consideration

At the time of filing of Amendment No. 7 to Schedule 13D on March 25, 2004, Gallagher had, in order to conduct its purchases of the Issuer’s ordinary shares between February 25, 2004 and March 24, 2004, drawn down approximately USD 53 million of the USD 55 million maximum principal amount made available by Kanton to Gallagher under the Kanton Loan Facility.

On April 6, 2004, Gallagher entered into a Loan Agreement with Sevenkey Limited, a company incorporated in the Commonwealth of the Bahamas (Sevenkey), pursuant to which Sevenkey has opened a credit line for Gallagher in the maximum principal amount of USD 49,500,000 (the Sevenkey Credit Line), with interest accrued at the rate of 5 (five) per cent per annum, for the purpose of purchase of securities and derivative financial instruments thereof issued by the Issuer.  Sevenkey is a corporate lender based in the Commonwealth of the Bahamas that is not affiliated with Gallagher in any way, and the opening of the Sevenkey Credit Line is in all respects a transaction conducted on an arm’s length basis by Sevenkey and Gallagher.

The aggregate consideration paid by Gallagher in purchasing an additional 61,226,632 ordinary shares of the Issuer after the filing of Amendment No. 7 to Schedule 13D on March 25, 2004 amounts to approximately USD 47,688,319 (inclusive of broker’s fees and stamp duty, and computed as set out in Item 5 below), and Gallagher has borrowed the amount of this consideration in part from Kanton by way of the balance available under the Kanton Loan Facility, and in remaining part through a series of drawdowns under the Sevenkey Credit Line.

Item 4.	Purpose of Transaction

The statement in Item 4 of Amendment No. 6 to Schedule 13D dated March 17, 2004 to the effect that Gallagher’s ownership interest in the Issuer is comprised of “489,000,000 ordinary shares constituting 11.03% of the Issuer’s outstanding ordinary shares” is hereby amended to reflect an increase in such ownership interest to “593,826,632 ordinary shares constituting 13.39% of the Issuer’s outstanding ordinary shares”.  In addition, another statement in Item 4 of the said Amendment No. 6 to Schedule 13D to the effect that the Shareholder beneficially owns “more than 11%” of the Issuer’s outstanding ordinary shares is hereby amended to reflect an increase in such beneficial ownership to “more than 13%” of the Issuer’s outstanding ordinary shares.

Item 5.	Interest in Securities of the Issuer
(a)–(b) Gallagher acquired an additional 61,226,632 ordinary shares of the Issuer after the filing of Amendment No. 7 to Schedule 13D on March 25, 2004 by effecting the following transactions:

Date	Number of Shares Acquired	Price per share in GBP	Aggregate price in GBP*	Price per share in USD**	Aggregate price in USD**
April 8, 2004	11,650,658	0.4261	4,964,718	0.7738	9,015,928
April 8, 2004	19,178,000	0.4242	8,135,201	0.7704	14,773,525
April 13, 2004	10,000,000	0.4353	4,353,469	0.7905	7,905,900
April 13, 2004	8,897,974	0.4354	3,874,622	0.7907	7,036,314
April 13, 2004	6,500,000	0.4366	2,837,957	0.7929	5,153,730
April 14, 2004	5,000,000	0.4188	2,094,120	0.7605	3,802,922
Total	61,226,632				47,688,319

*                                         Inclusive of broker’s fees and stamp duty.

**                                  All of the aforementioned share purchases were denominated in British pounds in respect of which approximate translations into US dollars are solely for convenience and are computed at the rate of USD 1.8160 per GBP 1, the 12:00 noon buying rate from the Federal Reserve Bank of New York as of April 13, 2004.

All of the foregoing share purchases were denominated in British pounds and were conducted in the open market on the London Stock Exchange in the United Kingdom, and with the acquisition of these additional 61,226,632 shares, Gallagher now holds a total of 593,826,632 ordinary shares of the Issuer.

Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 22, 2004, the Issuer had 4,434,759,050 outstanding ordinary shares as of January 3, 2004, of which the 593,826,632 ordinary shares now held by Gallagher constitute 13.39%.

The Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of all such 593,826,632 ordinary shares.
To the knowledge of either Filing Person, neither the Manager nor the Second Director beneficially owns any ordinary shares of the Issuer.

(c)           Except as set forth in (a)–(b) above, neither Filing Person nor, to the knowledge of either Filing Person, the Manager or the Second Director, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Amendment No. 8 to Schedule 13D.

(d)           To the knowledge of either Filing Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares of the Issuer beneficially owned by the Shareholder.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2.	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited (filed as exhibit to Schedule 13D filed May 6, 2003).

3.	Loan Facility Agreement dated December 22, 2003 between Gallagher Holdings Limited and Coalco International Limited (filed as exhibit to Amendment No. 3 to Schedule 13D filed January 23, 2004).

4.	Loan Agreement dated January 20, 2004 between Kanton Services Limited and Gallagher Holdings Limited (filed as exhibit to Amendment No. 5 to Schedule 13D filed February 26, 2004).

5.	Loan Agreement dated April 6, 2004 between Sevenkey Limited and Gallagher Holdings Limited (filed as exhibit hereto).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2004

GALLAGHER HOLDINGS LIMITED

	By:	/s/ Demetrios Serghides
Demetrios Serghides
Director/Executive Officer

ALISHER USMANOV

/s/ Alisher Usmanov